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                                                                   EXHIBIT 99.16


             IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


GRIFFIN PORTFOLIO MANAGEMENT CORP.,

                       Plaintiff,            C.A. No. 18700NC

              vs.

SILICONIX INCORPORATED, VISHAY
INTERTECHNOLOGY, INC., MICHAEL A.
ROSENBERG, MARK B. SEGALL, KING
OWYANG PHD, EVERETT ARNDT, LORI
LIPCAMAN and GLYNDWR SMITH

                       Defendants.



                                    COMPLAINT

      Plaintiff alleges upon personal knowledge with respect to paragraph 2, and upon information and belief as to all other allegations herein, as follows:

      1. Plaintiff brings this action on behalf of the public stockholders of Siliconix Incorporated ("Siliconix" or the "Company"), against its directors, the above-named individual defendants, and defendant Vishay Intertechnology, Inc. ("Vishay"), the controlling shareholder of Siliconix, in connection with Vishay's proposed acquisition of the publicly owned shares of Siliconix common stock.

                                     PARTIES

      2. Plaintiff Griffin Portfolio Management Corp. is and at all relevant times has been an owner, directly or indirectly, beneficially or otherwise, of 65,913 shares of Siliconix common stock.
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      3. Siliconix is a Delaware corporation with its principal executive offices located at 2201 Laurelwood Road, Santa Clara, CA 95054. Siliconix designs, markets, and manufactures power and analog semiconductor products.

      4. a. Defendant Vishay is an international manufacturer and supplier of discrete passive electronic components and discrete active electronic components, particularly resistors, capacitors, inductors, diodes and transistors. Vishay offers its customers "one-stop" access to one of the most comprehensive electronic component lines of any manufacturer in the United States or Europe. Passive electronic components, discrete active electronic components and integrated circuits are the primary elements of every electronic circuit. Vishay manufactures one of the broadest lines of surface mount devices, a format for electronic components that has evolved into the standard required by most customers. In addition, Vishay continues to produce components in the traditional leaded form. Components manufactured by Vishay are used in virtually all types of electronic products, including those in the computer, telecommunications, and consumer electronics industries.

            b. Vishay and its affiliates now own and control, directly and indirectly, approximately 80.4% of Siliconix's outstanding common stock. Vishay, therefore, is the controlling shareholder of Siliconix and owes fiduciary obligations of good faith, candor, loyalty and fair dealing to the public shareholders of Siliconix.

      5. a. Defendants Michael A. Rosenberg, Mark B. Segall, King Owyang, ("Owyang") Everett Arndt ("Arndt"), Lori Lipcaman ("Lipcaman") and Glyndwr Smith ("Smith"), are the directors of Siliconix (collectively, the "Individual Defendants").

            b. In addition, defendant Arndt is President of Operations Administration in North America for Vishay, defendant Owyang is President and Chief Executive Officer ("CEO")


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of Siliconix, defendant Lipcaman is Senior Vice President and Controller of
Vishay and defendant Smith is Senior Vice President and Assistant to the CEO of Vishay.

      6. The individual Defendants owe Siliconix's public stockholders fiduciary obligations and were and are required to act in furtherance of the best interests of Siliconix's public stockholders; govern Siliconix in such a manner as to heed the expressed views of its public shareholders; refrain from abusing their positions of control; and not to favor their own interests of Vishay at the expense of Siliconix's public stockholders.

                            CLASS ACTION ALLEGATIONS

      7. Plaintiff brings this action, pursuant to Rule 23 of the Rules of this Court, on behalf of itself and all other shareholders of the Company (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with them) and their successor in interest, who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

      8. This action is properly maintainable as a class action for the following reasons:

            a. The Class is so numerous that joinder of all members is impracticable. There are millions of shares of Siliconix common stock which are outstanding, held by hundreds, if not thousands, of stockholders of Siliconix who are members of the Class.

            b. There are questions of law and fact that are common to the Class including, inter alia, the following:

                  (i) Whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits Vishay at the expense of the members of the Class;

                  (ii) Whether the Individual Defendants, as officers and/or directors of the Company, and Vishay, the controlling stockholder of Siliconix, are violating their fiduciary duties to plaintiff and the other members of the Class; and


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                  (iii) Whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from committing the wrongs complained of herein.

            c. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike by defendants' actions.

            d. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class.

            f. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

            g. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

A.    SILICONIX - A STAR IN ITS INDUSTRY

      9. Siliconix designs, markets, and manufactures power and analog semiconductor products. The Company focuses on technologies and products for the communications, computer and automotive markets. Additionally, many of the Company's products are used in instrumentation and industrial applications. All of the analog and power products produced by Siliconix can be divided into two general classes: discrete devices and integrated circuits.


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      10. Because of the lines of business engaged in by Siliconix, the Company creates numerous business opportunities for itself. According to the Company's most recent Form 10-K filed with the Securities and Exchange Commission:

      Siliconix uses its advanced technology and applications expertise to develop value-added products for power management and conversion. These products serve two types of markets. The first type, represented by the communications and computer markets, exhibits design cycles as short as a few months and product life cycles as short as six to twelve months, thus creating numerous new opportunities for the Company. The other type, represented by the automotive market, exhibits long design cycles, sometimes as much as four or five years, and product life cycles as long or longer. Participation in both types of businesses helps the Company balance growth opportunities with research and development investments required to maintain technology leadership.

[Emphasis added.]

      11. Also, according to the Company, Siliconix protects its technology leadership by securing patents on proprietary products and processes. As of December 31, 1999, Siliconix owned 178 U.S. patents, covering primarily semiconductor device structures, processes, and circuitry.

      12. The Company is a star in its industry. For example, on or about February 6. 2001, Siliconix reported record annual earnings of $3.60 per share for 2000, an increase of 63% over the $66.1 million, or $2.21 per share, achieved in 1999. Net sales in 2000 were a record $473.1 million, a 23% increase over Siliconix's sales for 1999.

      13. Siliconix was a member of TEMIC Semiconductors, a division of the Daimler-Benz microelectronics consortium, for several years. On March 2, 1998, Daimler-Benz sold the Semiconductor Division of TEMIC, which included its 80.4% interest in Siliconix, to Vishay. By virtue of that transaction, Vishay became the Company's largest stockholder. The Company's products are now marketed with the Siliconix brand name under the Vishay corporate umbrella.


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B.    SILICONIX RECENTLY ANNOUNCES THE INTRODUCTION OF SEVERAL NEW PRODUCTS

      14. Starting in December 2000, Siliconix introduced several new, leading-edge products, including new power MOSFETs (an acronym for "metal oxide semiconductor field effect transistors") and battery charger integrated circuits. Power MOSFETs are the Company's fastest growing products in terms of sales. On or about December 4, 2000, Siliconix announced that it had unveiled a proprietary chip-scale power MOSFET packaging technology that will greatly reduce the size of the devices required to manage and convert power in cell phones and handheld internet appliances. Touting this new technology, Dr. Felix Zandman, Chairman and CEO of Vishay, stated:

      Minimizing the board space required by power semiconductors is crucial to enabling new generations of cell phones and other portable information appliances that will make the wireless internet an affordable reality . . . . [w]ith MICRO FOOT, we're giving mobile communications designers a footprint and height profile that are 70% smaller and 50% thinner than the TSOP-6 power MOSFETs they use now. The new dimensions of the package are in fact the dimensions of the chip itself.

      15. Likewise, defendant Owyang, who serves as Vishay's President and CEO, acclaimed Siliconix's new TrenchFET process:

      Siliconix was the first in the industry to offer power MOSFETs built on trench silicon technology, which has now become the standard for this device type . . . [w]ith this latest advance, we're pushing the envelope again with devices that will play a key role in enabling smaller, lighter end products that will run longer on smaller batteries.

      16. Not surprisingly, in January 2001, John Dorfman, of Dorfman Investments in Boston, made Siliconix one of his "favorite" stocks for 2001. These ten "value" stocks, which included Siliconix, would, in Dorfman's view, provide gains in 2001 "even if the stock market as a whole moves little to lower
[in 2001] . . . ."


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C.    VISHAY OFFERS TO ACQUIRE SILICONIX'S
      PUBLICLY-HELD SHARES AT INADEQUATE PRICE

      17. On or about February 23, 2001, Vishay proposed to acquire the outstanding shares of Siliconix that it does not already own for the price of $28.82 per share. This price represents a meager premium over the $25 1/16 per share market price of Siliconix on February 22, 2001, the day before the announcement of the proposed transaction. Furthermore, the proposed transaction represents a discount to Siliconix's thirty-day unaffected stock price of $29.625; an 80% discount to Siliconix's one-year high stock closing price of $144.50; and a 48% discount to Siliconix's one-year average stock closing price of $55.58.

      18. The proposed transaction is also inadequate as it values Siliconix at a significant discount to comparable companies. In this regard, pursuant to the proposed transaction, Siliconix is valued at 8.0 times the Company's 2000 earnings per share ("EPS") of $3.60. Based on analysts' reports and historical results, Siliconix will probably earn as least as much in 2001 as it did in 2000. Based on those assumptions, the proposed transaction also values Siliconix at 8.0 times the Company's estimated 2001 EPS.

      19. By contrast, the sixteen companies which comprise the Philadelphia Stock Exchange Semiconductor Index are trading, on average, at 28.5 times their last twelve months ("LTM") EPS and 27.0 times their 2001 estimated EPS. Similarly, a group of companies followed by the investment firm of Robertson Stephens, "Pureplay Analog Companies," is trading at 23.1 times their estimated 2001 EPS. Another group of companies followed by Robertson Stephens, "Diversified Companies with Large Analog Portfolios," is trading at 19.4 times estimated 2001 EPS.


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      20. The proposed transaction also fails to take into account Siliconix's impressive historical financial performance. For example, from 1997-2000, Siliconix has achieved the following compounded annual growth rates:

            --    Revenues:               13.7%
            --    Operating Income:       46.1%
            --    Net Income:             48.3%

      21. Siliconix's historical gross profit margins from 1997-2000 are also impressive and not reflected in the price proposed by Vishay for the Company's public shares:

                  Year                    Gross Profit Margin
                  ----                    -------------------
            --    1997                          39.5%
            --    1998                          34.7%
            --    1999                          41.3%
            --    2000                          45.0%

      22. Analysts have also noted that the timing and price of the proposed transaction heavily favor Vishay. In this regard a February 23, 2001, Janney Montgomery Scott report states:

      In our opinion this is an inspired, if predictable move at this time. Siliconix, a leading manufacturer of power semiconductors utilized in, among other devices, cell phones and other portable and wireless devices. Although Siliconix is currently suffering the same malaise that is impacting other suppliers of cell phone components, we note that its long term growth is expected to average about 20% annually, with margins of about 40%. Vishay's passives business probably grows about 8% annually and should average gross margins of under 30%, so Siliconix adds to both growth and profitability.

      Also, Siliconix' business was the first part of Vishay to slow down, in the third quarter of last year. We expect it to be the first to turn up as well, as excess inventories of cell phones are worked off later this year. In other words, Vishay's timing of this purchase is excellent.


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      23. Vishay is using its dominance and control to time the acquisition of
Siliconix's public minority shares to unfairly take advantage of the current, severe depression in the market price of the Company's shares and to allow Vishay to appropriate for itself all of the Company's future Growth and profitability.

      24. Vishay has clear and material conflicts of interest and is acting to better its own interests at the expense of Siliconix's public shareholders. Vishay has voting control of the Company and controls its proxy machinery. It has selected and elected all of Siliconix's directors who are either directly affiliated with Vishay or beholden to Vishay for their offices and the valuable perquisites which they enjoy therefrom. None of the director defendants can protect and promote the best interests of Siliconix's public shareholders in the self-dealing transaction proposed by Vishay.

      25. Vishay is well aware of the status of Siliconix's development and prospects. In making its inadequate offer to acquire the publicly owned stock of Siliconix. Vishay seeks to take advantage of the fact that the market price of Siliconix stock does not fully reflect the progress and future value of the Company.

      26. The price of $28.82 per share to be paid to the class members is unfair and inadequate because, among other things, (a) the intrinsic value of the stock of Siliconix is materially in excess of the $28.82 per share price being proposed, giving due consideration to the prospects of growth and profitability of Siliconix in light of its business, earnings and earnings power, present and future; (b) the $28.82 per share price offers an inadequate premium to the public stockholders of Siliconix; and (c) the $28.82 per share price is not the result of arm's length negotiations, but was fixed arbitrarily by Vishay to "cap" the market price of Siliconix


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stock, as part of Vishay's plan to obtain complete ownership of Siliconix's assets and business at the lowest possible price.

      27. Because Vishay is in possession of proprietary corporate information concerning Siliconix's future financial prospects, the degree of knowledge and economic power between Vishay and the class members is unequal, making it grossly and inherently unfair for Vishay to obtain the publicly owned Siliconix shares at the unfair and inadequate price that it has proposed.

      28. Because Vishay controls approximately 80.4% of Siliconix, no auction or market check can be effected to establish Siliconix's transactional value. Thus, Vishay has the power and is exercising its power to acquire Siliconix's minority shares and dictate terms which are in Vishay's best interest, without competing bids and regardless of the wishes or best interests of class members or the intrinsic value of Siliconix's stock.

      29. By reason of the foregoing, Vishay, with the acquiescence of the Individual Defendants, has breached and will continue to breach its duties to the minority shareholders of Siliconix by engaging in improper, unfair dealing on unfair terms.

      30. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and will consummate the buyout which will exclude Class members from their fair proportionate share of Siliconix's valuable assets and businesses, to the irreparable harm of the Class.

      WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class and against defendants as follows:

            A. Declaring that this action is properly maintainable as a class action and certifying plaintiff as a class representative;


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            B.    Enjoining the proposed transaction or, if the
transaction is consummated, rescinding the transaction or awarding rescissory damages to the Class;

            C.    Awarding plaintiff and the Class compensatory damages;

            D. Awarding plaintiff the costs and disbursements of this action, including an allowance for plaintiffs attorneys' and experts' fees; and

            E. Granting such other, and further relief as this Court may deem to be just and proper.

                                    ROSENTHAL, MONHAIT, GROSS &
                                      GODDESS, P.A.


                              By:   __________________________________________
                                    1401 Mellon Bank Center, Suite 1401
                                    P.O. Box 1070
                                    Wilmington, Delaware 19899
                                    (302) 656-4433
                                    Attorneys for Plaintiff


OF COUNSEL:

MILBERG WEISS BERSHAD HYNES
  & LERACH LLP
One Pennsylvania Plaza
New York, NY 10119-0165
(212) 594-5300


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